Exhibit (a)(7)

The Latin American Discovery Fund, Inc.

(For Immediate Release)

New York, New York, June 15, 2005 — The Latin American Discovery Fund, Inc. (NYSE: LDF) (the “Fund”) announced today that the Fund’s tender offer for 898,427 of its issued and outstanding shares of common stock, representing approximately 10% of the Fund’s outstanding shares, expired today at 12:00 midnight, New York City time.

Based upon current information, approximately 4,924,173 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 18.2% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on June 20, 2005 of 898,427 shares properly tendered and that payment for such shares will be made on or about June 21, 2005. The purchase price of properly tendered shares is equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on June 15, 2005.

The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (LDF). The Fund’s investment objective is long-term capital appreciation through investment primarily in equity securities of Latin American issuers and by investing, from time to time, in debt securities issued or guaranteed by Latin American governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund’s investment adviser.

For further information regarding the Tender Offer, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at (800) 819-0052 ext. 615.